UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Spark Network SE
(Name of Issuer)

ADR, no par value

(Title of Class of Securities)

846517100
(CUSIP Number)
8 March 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate
the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall
be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in
the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


SCHEDULE 13G
CUSIP No. 846517100
1
Names of Reporting Persons

PDV Inter-Media Venture
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Germany
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  906,170 ADR

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  906,170 ADR

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

  906,170 ADR
10


Check box if the aggregate amount
in row (9) excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row
(9)

6.88%
12
Type of Reporting Person
(See Instructions)

PN
Item 1.
(a)	Name of Issuer: Spark Networks SE
(b)	Address of Issuer's Principal Executive Offices:
Kohlfurter Strasse 41/43,
10999 Berlin, Germany
Item 2.
(a) Name of Person Filing: PDV Inter-Media Venture GmbH
(b) Address of Principal Business Office or, if None, Residence:
Curt-Frenzel-Strasse 2,
86167 Augsburg, Germany
(c) Citizenship:	Germany
(d) Title and Class of Securities: ADR
(e) CUSIP No.: 846517100
Item 3. If this statement is
filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned: 906,170 ADR
 (b)	Percent of Class: 6.88%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 906,170 ADR
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 906,170 ADR
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of more than Five Percent
on Behalf of Another Person: Not Applicable.
Item 7.	Identification and classification of the subsidiary
which acquired the security being reported on
by the parent holding company or control person: Not Applicable.
Item 8.	Identification and classification
of members of the group: Not Applicable.
Item 9.	Notice of Dissolution of Group: Not Applicable.
Item 10.	Certifications.
By signing below I certify that,
 to the best of my knowledge and belief,
the securities referred
to above were not acquired
and are not held for the purpose of
or with the effect of
changing or influencing
the control of the issuer
of the
securities and were not acquired
and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  9 March 2018

 PDV INTER-MEDIA VENTURE GMBH






By:
/s/  Renate Dempfle / Daniel Kempf



Name: Renate Dempfle



Title: Managing Director



Name: Daniel Kempf
Title: Authorized Manager
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